UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NaaS Technology Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.01 per share

(Title of Class of Securities)

62955X102(1)

(CUSIP Number)

Newlinks Technology Limited

Newlinks Envision Limited

Zhen Dai

Yang Wang

Weilin Sun

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, People’s Republic of China

Tel: +86 (10) 8551 1066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) CUSIP number 62955X102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “NAAS.” Each ADS represents 10 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62955X102	Page 2 of 17 Pages

1	Names of Reporting Persons Newlinks Technology Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,607,547,772 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,607,547,772 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,607,547,772 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.7%. The voting power of the shares beneficially owned represented 86.0% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)

Consists of (a) 204,813,949 Class B ordinary shares of the Issuer directly held by Newlinks Envision Limited (“Envision”), a wholly-owned subsidiary of Newlinks Technology Limited (“Newlink”); (b) 1,152,190,983 Class C ordinary shares of the Issuer directly held by Envision; (c) 37,848,450 Class B ordinary shares of the Issuer directly held by Newlink; and (d) 212,649,390 Class C ordinary shares of the Issuer directly held by Newlink. The voting power of all Class B ordinary shares directly and indirectly held by Newlink is controlled by Zhen Dai and the voting power of Class C ordinary shares directly and indirectly held by Newlink is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Newlink is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Directors and executive officers of Newlink beneficially owning more than 1% of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5% of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P., and collectively referred to as the “Joy Capital”) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

CUSIP No. 62955X102	Page 3 of 17 Pages

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of December 21, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of December 21, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 4 of 17 Pages

1	Names of Reporting Persons Newlinks Envision Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,357,004,932 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,357,004,932 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,357,004,932 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 55.5%. The voting power of the shares beneficially owned represented 72.6% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)

Consists of (a) 204,813,949 Class B ordinary shares of the Issuer held by Envision; and (b) 1,152,190,983 Class C ordinary shares of the Issuer held by Envision. Envision is wholly owned by Newlink. The voting power of all Class B ordinary shares held by Envision is controlled by Zhen Dai and the voting power of Class C ordinary shares held by Envision is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Envision is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. The registered address of Envision is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

CUSIP No. 62955X102	Page 5 of 17 Pages

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of December 21, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of December 21, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 6 of 17 Pages

1	Names of Reporting Persons Zhen Dai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,225,290 (1)
	8	Shared Voting Power 242,662,399 (2)
	9	Sole Dispositive Power 33,225,290 (1)
	10	Shared Dispositive Power 242,662,399 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 275,887,689 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%. The voting power of the shares beneficially owned represented 40.8% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 33,225,290 Class A ordinary shares underlying certain options issued to Zhen Dai, which have become vested.
(2)

Represents 242,662,399 Class B ordinary shares of the Issuer directly and indirectly (through Envision) held by Newlink. Newlink directly and indirectly holds all Class B ordinary shares of the Issuer, with the voting power of such Class B ordinary shares controlled by hen Dai.

(3)	Consists of the 33,225,290 Class A ordinary shares and the 242,662,399 Class B ordinary shares described in notes (1) and (2) above.
(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of December 21, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of December 21, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 7 of 17 Pages

1	Names of Reporting Persons Yang Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,155,870 (1)
	8	Shared Voting Power 37,418,239 (2)
	9	Sole Dispositive Power 33,155,870 (1)
	10	Shared Dispositive Power 37,418,239 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 70,574,109 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.9%. The voting power of the shares beneficially owned represented 1.8% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 33,155,870 Class A ordinary shares underlying certain options issued to Yang Wang, which have become vested.
(2)

Represents 37,418,239 Class C ordinary shares of the Issuer directly and indirectly (through Envision) held by Newlink. Newlink directly and indirectly holds all Class C ordinary shares of the Issuer, with the voting power of such Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. As of December 21, 2023, Yang Wang, through Young King Luck Holding Limited, held 9,665,588 ordinary shares of Newlink. Young King Luck Holding Limited is 100% beneficially owned by Yang Wang. The registered address of Young King Luck Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)	Consists of the 33,155,870 Class A ordinary shares and the 37,418,239 Class C ordinary shares described in notes (1) and (2) above.

CUSIP No. 62955X102	Page 8 of 17 Pages

(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of December 21, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of December 21, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 9 of 17 Pages

1	Names of Reporting Persons Weilin Sun
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,616,390 (1)
	8	Shared Voting Power 29,569,443 (2)
	9	Sole Dispositive Power 9,616,390 (1)
	10	Shared Dispositive Power 29,569,443 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,185,833 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.6%. The voting power of the shares beneficially owned represented 1.2% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 9,616,390 Class A ordinary shares underlying certain options issued to Weilin Sun, which have become vested.
(2)

Represents 29,569,443 Class C ordinary shares of the Issuer directly and indirectly (through Envision) held by Newlink. Newlink directly and indirectly holds all Class C ordinary shares of the Issuer, with the voting power of such Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. As of December 21, 2023, Weilin Sun, through Phoenix Sun Luck Tech Limited, held 7,638,148 ordinary shares of Newlink. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Weilin Sun. The registered address of Phoenix Sun Luck Tech Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)	Consists of the 9,616,390 Class A ordinary shares and the 29,569,443 Class C ordinary shares described in notes (1) and (2) above.

CUSIP No. 62955X102	Page 10 of 17 Pages

(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of December 21, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of December 21, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 11 of 17 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) is filed by the undersigned to amend the statement on Schedule 13D, filed on June 23, 2022 as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 17, 2023, Amendment No. 2 to Schedule 13D filed with the SEC on October 19, 2023 and Amendment No. 3 to Schedule 13D filed with the SEC on November 29, 2023 (collectively, the “Original Filing”).

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background

Item 2(a) is hereby amended to add the following:

On December 21, 2023, Newlink entered into a share exchange agreement, attached hereto as Exhibit D, with Envision to transfer 204,813,949 Class B ordinary shares of the Issuer and 1,152,190,983 Class C ordinary shares of the Issuer held by Newlink to Envision, in exchange for 10,000 ordinary share newly issued by Envision. In connection therewith, Envision entered into a joinder agreement, dated December 21, 2023 and attached hereto as Exhibit E, to the joint filing agreement dated June 23, 2022 by and between Newlink, Zhen Dai, Yang Wang and Weilin Sun and is added as a Reporting Person on this Amendment No. 4. Yang Wang and Weilin Sun are not members of any group reporting beneficial ownership of securities of the Issuer and do not beneficially own more than 5% of the outstanding shares of the Issuer. Accordingly, Yang Wang and Weilin shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4. Newlink and Envision, on the one hand, and Zhen Dai, on the other hand, will continue to file separate statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Items 2 (b), (c), and (f) are hereby amended to add the following:

Envision is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Envision is a wholly-owned subsidiary of Newlink. The registered address of Envision is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Newlink and Envision are set forth on Schedule A hereto and are incorporated herein by reference.

Items 2(d) and (e) are hereby amended to add the following:

(d) and (e): During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end:

On December 21, 2023, Newlink entered into a share exchange agreement with Envision to transfer 204,813,949 Class B ordinary shares of the Issuer and 1,152,190,983 Class C ordinary shares of the Issuer held by Newlink to Envision, in exchange for 10,000 ordinary share newly issued by Envision.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end:

Except as set forth in this Statement or in the transaction documents described herein and other than, in the case of Zhen Dai, Yang Wang and Weilin Sun, potential future receipt of awards that may be granted under the Issuer’s Share Incentive Plan, neither the Reporting Persons, nor to the best of their knowledge, any person named in Schedule A hereto, has any present plans or proposals to

CUSIP No. 62955X102	Page 12 of 17 Pages

acquire additional securities of the Issuer. Each of the Reporting Persons and the person named in Schedule A hereto intends to review its shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of December 21, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of December 21, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. The calculations exclude additional Class A ordinary shares (including as represented by ADSs) issuable upon the conversion of the convertible notes the Issuer issued to LMR Multi-Strategy Master Fund Limited as previously reported by the issuer.

(c): Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

On December 21, 2023, Newlink entered into a share exchange agreement with Envision to transfer 204,813,949 Class B ordinary shares of the Issuer and 1,152,190,983 Class C ordinary shares of the Issuer held by Newlink to Envision, in exchange for 10,000 ordinary share newly issued by Envision..

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or, to the best of their knowledge, any of the persons named in Schedule A hereto, and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 62955X102	Page 13 of 17 Pages

Item 7. Material to be Filed as Exhibits.

Items 7 of the Original Filing is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

A*	Joint Filing Agreement dated June 23, 2022 by and between the Reporting Persons

B*	Merger Agreement dated February 8, 2022 by and between RISE Education Cayman Ltd, Dada Auto Inc., Dada Merger Sub Limited and Dada Merger Sub II Limited (incorporated by reference to Annex A to the proxy statement furnished as Exhibit 99.2 to current report on Form 6-K furnished by the Issuer to the SEC on April 4, 2022)

C*	Form of Deed of Gift entered into by and between (i) Zhen Dai and his family members on October 17, 2023 and (ii) Yang Wang and her family member on October 17, 2023

D	Share Exchange Agreement entered into by and between Newlinks Envision Limited and Newlinks Technology Limited on December 21, 2023

E	Joinder Agreement dated December 21, 2023

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2023

Newlinks Technology Limited

By:	/s/ Zhen Dai
Name:	Zhen Dai
Title:	Director

Newlinks Envision Limited

By:	/s/ Zhen Dai
Name:	Zhen Dai
Title:	Director

Zhen Dai

/s/ Zhen Dai

Yang Wang

/s/ Yang Wang

Weilin Sun

/s/ Weilin Sun

SCHEDULE A

Directors and Executive Officers of Newlink

The names of the directors and the names and titles of the executive officers of Newlink and their principal occupations are set forth below. The business address of the directors and executive officers is Newlink Center, Area G, Building 7, Huitong Times Square,No. 1, Yaojiayuan South Road, Chaoyang District, Beijing.

Name	Position with Newlink	Present Principal Occupation	Citizenship
Directors:
DAI Zhen	Director	*	People’s Republic of China
WANG Yang	Director	*	People’s Republic of China
SUN Weilin	Director	*	People’s Republic of China
WANG Chunxiang	Director	*	People’s Republic of China
CHEN Zhongjue	Director	Employee of Bain Capital	Hong Kong
LIU Erhai	Director	Employee of Joy Capital	People’s Republic of China
ZHANG Hao	Director	Employee of CMB International Securities Limited	People’s Republic of China
SHEN Yuanjiang	Director	Employee of China International Capital Corporation	People’s Republic of China
YU Jiang	Director	Employee of China Merchants Capital	Canada
Executive Officers:
DAI Zhen	Chief Executive Officer	*	People’s Republic of China

*	The principal occupation is the same as his/her position with Newlink.

Directors and Executive Officers of Envision

The names of the directors and the names and titles of the executive officers of Envision and their principal occupations are set forth below. The business address of the directors and executive officers is Newlink Center, Area G, Building 7, Huitong Times Square,No. 1, Yaojiayuan South Road, Chaoyang District, Beijing.

Name	Position with Envision	Present Principal Occupation	Citizenship
Directors:
DAI Zhen	Director	*	People’s Republic of China
Executive Officers:
DAI Zhen	Chief Executive Officer	*	People’s Republic of China

*	The principal occupation is the same as his/her position with Envision.